

<u>MAIL STOP 3561</u>

September 6, 2006

Mr. Roger Stone
Chairman and Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Suite 480
Northfield, IL 60093

> **Re: Stone Arcade Acquisition Corporation ("Stone Arcade" or**
> **"Company")**
> **Proxy Statement on Schedule 14A**
> **Filed July 27, 2006**
> **File No. 000-51444**

Dear Mr. Stone,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It currently appears that you are presenting audited financial statements for your acquisition target, Kraft Papers Business which includes two business segments: Roanoke Rapids and Ride Rite Converting. However, Amendment No. 1 to International Paper's Form 10-K indicates that there are 4 locations associated with Kraft Paper – Courtland, Alabama; Bastrop, Louisiana; Roanoke Rapids,

North Carolina; and Franklin, Virginia. As an initial matter, please confirm whether you are buying all, or merely some, of the Kraft Papers division and, if necessary, reconcile your statement to the International Paper disclosure. Secondly, please confirm that your existing financial statement presentation excludes any facilities previously part of the Kraft Paper line which are not being acquired. Lastly, to the extent that International Paper will continue to manage these other facilities, please clarify whether they will compete directly against you.

2.   We note, based on publicly available information, including your Form S-1 and Schedule 14A, that Messrs. Stone and Kaplan previously held senior management positions at Box USA Holdings, Inc. ("Box USA") until its sale in July 2004. We further note that Box USA was sold to International Paper and that, as a result, Messrs. Stone and Kaplan entered into certain non-compete arrangements. With respect to the foregoing, please revise your Schedule 14A to: (1) clearly disclose that the Box USA transaction was with International Paper; (2) describe the terms of this prior transaction; (3) clarify whether any of the assets International Paper acquired in the Box USA merger are now being sold to Stone Arcade – and if so, list these assets; (4) disclose any management and/or advisory positions held by Messrs. Stone and Kaplan at International Paper; (5) clarify that no member of your management is, or was within the past 2 years, an affiliate of International Paper or its subsidiaries; and, (6) clarify that Messrs. Stone and Kaplan had no knowledge about International Paper's divestiture plans prior to their October 27, 2005 meeting with their investment bankers.

3.   Please revise your document to disclose the per share redemption value associated with the trust account proceeds as of the most recent practicable date as opposed to the record date.

4.   Please include, as an exhibit, a copy of the credit facility with LaSalle Bank, N.A.

5.   Please confirm that all of the information required by Item 14(b)(7) to Schedule 14A have been presented.

6.   Please revise to clarify whether the fees payable to Morgan Joseph relate to the initial IPO or to advisory fees with respect to this transaction. In addition, please clarify, in an appropriate section, the terms of any agreement with them – including the services that they are providing. Refer to Item 4 to Schedule 14A for further information and reconcile any response to Exhibit 99.1 to your Form 8-K filed June 27, 2006.

7.   Please disclose an estimate of the costs required to consummate the acquisition. In addition, provide disclosure detailing the steps taken by the company to date to reach agreement with service providers on the deferral of fees. Elsewhere in the prospectus, such as the MD&A section, please specifically describe the actual

expenses related to the company's search for acquisition and compare these amounts to the expenses described in use of proceeds for the funds not held in trust in Stone Arcade's Form S-1. We note that as of March 31, 2006, Stone Arcades had current liabilities of $622,931. Please describe these liabilities in more detail and in relation to the use of proceeds described in the Form S-1. In the MD&A section or in another appropriate section, please discuss in detail the use of proceeds by Stone Arcade once such proceeds are released to the company. Please indicate whether expenses incurred by Stone Arcade while pursuing the business combination will be paid out of the trust proceeds when the proceeds are released to the company. Also discuss any liabilities of International Paper/Kraft Paper Business that will be paid from the proceeds held in trust along with any fees. We may have further comments.

Cover Letter

8.   In the paragraph beginning "As provided in Stone's …" you state that the "IPO shares will be redeemed for cash only if the acquisition is completed." Please revise to also indicate that these shares will be redeemed at the expiration of the 18 (or 24) month period provided by the terms of your trust agreement and Form S-1.

9.   Please revise to clarify whether the reference on page 2 to Mr. Stone's 500,000 IPO shares are the only IPO (including securities acquired in the secondary market) shares held by management. If they are not, please revise to clarify how these additional shares will be voted.

10.   Please revise your cover letter to indicate that, in addition to its determination that the acquisition is fair to shareholders, your board also concluded that the acquisition satisfied the 80% net asset requirement from your Certificate of Incorporation and Form S-1.

Summary of the Material Terms of the Acquisition, page 1

11.   We note your statement, both here and on page 40, that you will assume certain liabilities of the Kraft Paper Business. We also note that several of these items – "certain product liability claims" on page 40 – for example, are not directly traceable to your financial statement presentation. Firstly, in an appropriate section, please revise to further describe the liabilities being assumed pursuant to the acquisition and specify the dollar value, or a range of values, associated with the liabilities being assumed. Secondly, please ensure that you have included these liabilities in any applicable pro-forma presentations and addressed their impact on your future business plans.

12.   We note you have provided Kraft Paper's EBITDA as both a performance and
        liquidity measure. Although the staff will not object to your prospective
        discussion in your filing as it relates to the purchase agreement and conditional
        purchase price adjustments (i.e. when used as a liquidity measure), you use of this
        non-GAAP measure for performance measure purposes (i.e. presentation of
        EBITDA for prior periods) does not appear appropriate. Please revise to remove
        this non-GAAP performance measure here and throughout your proxy statement
        (e.g. Attractive Valuation on page 34, Ride Rite Converting's Record of Growth
        and Potential for Future Growth on page 36).

13.   In addition to the comment above, when you present EBITDA as a liquidity
        measure, you must provide all disclosures required by Item 10(e) of Regulation S-
        K. For example, when used as a liquidity measure, the reconciliation of the non-
        GAAP financial measure to the most directly comparable GAAP financial
        measure should be to cash flow from operations. Please revise accordingly, or
        remove all such references to this non-GAAP measure.

Questions and Answers About the Proposals, page 2

14.   On page 3 you refer to factors considered by the board "in making its
        determination to acquire the KPB assets …" (emphasis added). Please revise to
        clarify whether the company is acquiring of the assets of this division, selected
        division assets, or purchasing a legal entity comprising of the Kraft Paper
        division. Please describe the assets.

15.   In the answer to the question "How much is Stone paying for KPB?" on page 4,
        please clarify the company or person that Stone will pay to obtain all of the assets.

16.   In the answer to the question "What happens if the acquisition is not
        consummated?" on page 5, please disclose whether the company will dissolve and
        in accordance with Delaware General Corporation Law.

Summary of the Proxy Statement, page 7

17.   We note your disclosure on page 7 that "[t]he purchase price payable on the
        closing date will be adjusted dollar-for-dollar to the extent IP's estimated working
        capital as of such date is greater or less than $42,637,709." (emphasis added). As
        an initial matter, please confirm whether the reference is not supposed to be to
        Kraft Papers. Secondly, if the reference is correct, please explain the reasoning
        behind having the earn-out tied to IP's working capital. Also, please explain how
        the post closing adjustment works and when the dollar for dollar adjustment
        requirement would terminate.

18.   Please clarify how much of the balance of the trust account will remain as working capital following the acquisition assuming 0% and 19.99% redemption.

19.   Please disclose the nature of the $1,200,000 fee to be paid to Morgan Joseph & Co, e.g., finder's fee or deferred fee.

20.   Please disclose any expenses in connection with the acquisition that will be paid from the proceeds held in trust.

Stone Insiders Stock Ownership, page 9

21.   Please revise to disclose the dollar value associated with the insider warrants. In addition, for both the common stock and the warrants, disclose the total, and per-share, prices paid by management. Finally, please include a statement indicating, if true, that management will receive only a residual value associated with its share ownership in the event that no acquisition is consummated.

Stone's Recommendation to Stockholders; Reason for the Acquisition, page 11

22.   On page 11 you state that you reviewed "independent evaluations performed by financial, legal and other consultants retained for such sole purpose in order to determine that the proposed acquisition transaction is in the best interest of Stone's stockholders and that the consideration to be paid is reasonable." Please explain the meaning of this statement, disclose the advisors used, the advice given, the terms of the engagement; and, if an investment banking opinion was sought, please file such opinion as an exhibit. (emphasis added) See Item 1015(b) of Regulation M-A. Alternatively, please revise the statement to clarify its meaning. Finally we note that this comment would appear to be equally applicable to your disclosures on page 33 under "Factors Considered by the Stone Board in Approving the Acquisition."

23.   Please disclose the reasons why the board of directors did not obtain a fairness opinion. In this context discuss, among other things, the costs and benefits weighed by the board in its determination not to seek a fairness opinion.

Interests of Stone Directors and Officers in the Acquisition, page 11

24.   We note your disclosure on page 11 that your officers and directors, "together with their affiliates and associates, own a total of 3,500,000 of Stone's warrants, which they acquired in the aftermarket following the IPO." Please disclose any and all dates associated with these purchases and name the purchaser. In addition, please disclose whether these purchases were made pursuant to a Rule 10b5-1(c) Plan.

25. We note your disclosure that Messrs. Stone and Kaplan will continue in management positions after the acquisition and that their compensation will be negotiated with the board. Please revise to discuss whether this compensation package will be set by independent members of your board and/or a separate compensation committee. In addition, in light of the substantial ownership interest held by Messrs. Stone and Kaplan, please discuss the risks associated with their ability to influence the board's decisions relative to their compensation levels.

Conditions to the Completion of the Acquisition, page 12

26. On page 12 you disclose that one of the acquisition conditions is that IP enter into an amendment to Tim Keneally's Confidentiality and Non-Competition Agreement. Please explain the origin and nature of this agreement.

Market Price of Securities, page 19

27. Please revise your tabular presentation on page 19 for any subsequent quarters following the initial filing of your Schedule 14A.

Risk Factors, page 20

28. Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

29. We note your disclosure on page 20 describing the importance of maintaining key members of your management following the transaction. In a more appropriate section, please discuss what steps, if any, the company has undertaken to retain these key employees.

30. Please revise risk factor 4 on page 20 to disclose the amount of the company's expected debt service obligation following the acquisition.

31. We note your disclosure on page 22 that you intend to pursue other acquisition opportunities in the near future. In an appropriate section, please expand on this disclosure to indicate how you will finance these transactions in light of the restrictions associated with the LaSalle credit line and your available cash balance. Please confirm that the company currently does not have any specific targets or acquisitions in mind.

32.   On page 22 we note your disclosure that you will continue to use IP's
        management information and reporting systems until such time as you have
        developed your own systems. In a separate risk factor, please discuss the impact
        that this will have on your ability to comply with the Sarbanes-Oxley Act with a
        particular focus on Section 404. If material, a discussion of the costs of
        developing a company specific reporting system should be discussed along with
        the timeframe for doing so.

33.   We note the disclosure that the company will be dependent upon IP for certain
        support, supply, and purchase arrangements, and that the terms of the
        arrangements will be governed by certain agreements. If applicable, please
        include an additional risk factor relating to the exclusive basis of any of the
        agreements. Also discuss any other agreed upon prohibitions or restrictions that
        would negatively affect the company.

34.   Please disclose the approximate number of employees subject to the collective
        bargaining agreement referenced on page 23. In addition, please revise your
        management's discussion and analysis to separately address whether the company
        has experienced any strikes, work stoppages, or similar actions, within the
        relevant time periods. Also, please revise your risk factors, and other disclosures,
        to highlight the fact that the Roanoke Rapids collective bargaining agreement
        terminates on October 1, 2006, and address any negotiating progress to date.

35.   Please disclose the names of the top three customers who accounted for greater
        than 50% of your revenue within the text of the risk factor on page 23.

36.   Please revise to discuss whether any of Kraft Paper's existing delivery contracts
        contain penalty provisions for failing to deliver in a timely manner. In addition,
        please revise to clarify: (1) the nature of these contracts – are they fixed price,
        fixed quantity, requirements contracts, etc; and (2) the specific risks associated
        with that form of contract.

37.   Please advise if Kraft Paper has been contacted by the Environmental Protection
        Agency or a state equivalent with respect to potential environmental liability at
        the Roanoke Rapids facility.

38.   Please expand your page 24 risk factor "If the accrued employee pension and
        post-retirement liabilities …" to include more detail concerning the liabilities you
        are assuming. In this regard your discussion should also address your page 49
        disclosures under "Certain Covenants with Respect to Employees and Benefits"
        and the affects that these obligations and restrictions will have on your future
        operations.

Proposal I: The Acquisition Proposal, page 31

39.   We note your statement that you are acquiring "substantially all of the assets" of
        Kraft Paper. Please revise here and throughout to indicate that you are also
        assuming certain liabilities of that business. In addition, please advise the staff
        which Kraft Paper assets are not being purchased and, if necessary, clarify your
        disclosure to indicate whether not having these assets will impact your business.

40.   Please provide additional disclosure concerning management's search for a
        business combination. This discussion might include, by way of illustration only,
        whether the company contacted any targets and/or entered into non-disclosure
        agreements with the same, the number of companies contacted, whether the
        company put together a list of potential targets etc. following its meetings with
        investment bankers, etc.

41.   On page 31 you disclose that Banc of America Securities ("BOAS") had been
        selected to market the Kraft Paper business and that "[a]n investment banker at
        Banc of America Securities is a personal friend of one of Stone's directors and
        arranged [a] meeting so that Stone could meet certain investment bankers
        specializing in the forest products industries at Banc of America Securities. With
        respect to the foregoing, please disclose the following: (1) the date on which IP
        engaged BOAS' services related to the Kraft Paper sale; (2) whether the
        investment banker referenced above was part of the Kraft Paper engagement team
        and if so, his role; (3) whether there were any conversations, informal or formal,
        between these two friends related to Kraft Paper or IP prior to the October 27,
        2005 meeting; and, (4) whether any other potential acquisition targets were
        discussed at the meeting.

42.   On page 32 you disclose that you submitted a written indication of interest that
        "proposed a valuation rage of $140,000,000 to $165,000,000 in cash for [Kraft
        Paper] on a cash-free/debt-free basis." We note that subsequent negotiations
        resulted in a proposed cash payment of $155,000,000. Please revise to clarify,
        throughout your document, any liabilities assumed, including debt, payables,
        pension obligations, notes, etc., as a result of the acquisition. Also, discuss the
        impact that these obligations have on the consideration being paid in the
        acquisition, the fairness of the transaction to investors, and the 80% requirement.

43.   Please explain the meaning of your page 32 statement that "[t]he amount and
        conditions of the contingent payments remained unchanged, thus reducing the
        total maximum cash consideration that could be payable to IP from $225,000,000
        to $215,000,000."

44.   On page 33 you disclose that your management and consultants made trips to
        Memphis Tennessee as part of their due diligence efforts. Please explain how
        Memphis is relevant to this transaction.

45.   Please disclose any finder's fees to be paid in connection with the transaction.

46.   We note your disclosure that your loan commitment with LaSalle Bank, N.A., which is being used to partially finance your acquisition, expires on October 31, 2006. Briefly discuss any risks to your acquisition in the event that you are unable to close until after October 31. Does the company believe that it would be likely to obtain an extension or negotiate a similar commitment with another bank?

47.   In an appropriate section, please disclose the price paid by Messrs. Stone and Kaplan for Box USA Holdings, Inc. and the amount that they sold it to IP for. In addition, please disclose the dates that they purchased and sold Box USA Holdings, Inc.

Attractive Valuation, page 34

48.   Please revise your filing to disclose your current valuation of Kraft Paper and provide a thorough discussion detailing how you determined your purchase price (including contingent consideration) is appropriate. Ensure to include in your discussion the facts supporting any valuation changes made to your original valuation of between $140 million and $165 million as disclosed on page 32. Further, revise to disclose the recent or announced acquisitions "at significantly higher EBITDA multiples" you used in your analysis (as discussed in the penultimate paragraph on page 34) or remove such disclosure.

49.   On page 34, in discussing why Kraft Paper is an attractive transaction, you note that the cash payment at closing is 4.8 times fiscal year 2005 EDITDA. However, 2005 EBITDA is $20 million higher than the prior year and $11 million higher than 2003. Please address why management used the higher 2005 figure as opposed to an average of the 3 prior years, or some other measure. Would management's conclusion change if it had used an average?

50.   On page 34 you disclose that your board "believes that recent acquisitions in the industry have occurred or been announced at significantly higher EBITDA multiples." Please revise your disclosure to support the basis of this belief, specifically disclosing relevant information about the transactions that management considered comparable, and supporting the overall conclusion that this transaction is being done at an attractive valuation.

51.   Please provide support for the assertion that you believe you are "purchasing Roanoke Rapids at a discount to replacement costs" particularly in light of the $103 million impairment charge referenced on page 58 and elsewhere.

52.   On page 36 you refer to Kraft Paper's "[w]ell invested asset base" and "[l]ow ongoing maintenance costs" Please revise to provide a factual basis for these statements. In addition, please quantify the significant investments that IP has made in the last five years and discuss the actual effects that they have had on maintenance costs for the relevant periods. Finally, please compare Kraft Paper's maintenance costs against its peer group.

53.   We note your disclosure that Messrs. Stone and Kaplan were "parties to non-competition agreements with IP expiring in July 2007 that prohibit their participation or significant share ownership in any corrugated packaging or containerboard business." As an initial matter, please confirm that this disclosure represents the entire scope of any restrictions on Messrs. Stone and Kaplan. In addition, with respect to your Form S-1 disclosures, please explain the degree of overlap between this agreement and the intended industry focus of your Form S-1 – for example, had management contemplated that it would have to seek IP permission to engage in an acquisition?

Satisfaction of 80% Test, page 37

54.   Please spell out, in greater detail, how management determined that the 80% requirement was met. Please note that this is distinct from a discussion of how management determined that the consideration being paid was fair. For example, how did management value the Kraft Paper business and what assumptions were used in this valuation? In addition, please disclose the specific amount of the target's fair market value that was determined by Stone Arcade and its board of directors.

Directors and Executive Officers Following Completion of the Acquisition, page 37

55.   Please clarify who Tim Keneally is, what role he played in the acquisition transaction, and what his current position is.

56.   Please include a brief description of the business experience of Tim Keneally. It appears that this information would be important to investors.

The KPB Purchase Agreement, page 40

57.   Please revise your discussion of the two contingent earn-out payments to more clearly describe how the payment obligations are determined. In addition, but subject in its entirety to our prior comment 12, please explain any adjustments that will be made to EBITDA in determining the payment obligation. Finally, given management's plans to engage in future acquisitions, please clarify how management intends to separate the EBITDA associated with this transaction from other subsequent transactions.

58.   Please provide more detailed disclosures about the nature, extent, and value, of the liabilities being assumed under your merger agreement. This discussion should also better differentiate the liabilities being assumed by you from the liabilities which will remain the responsibility of IP – for example, what is the difference between "[c]ertain liabilities with respect to employees" and "[c]ertain employment-related liabilities?" In addition, please ensure that your discussion concerning the merits of the acquisition address these liabilities.

59.   On page 44 you refer to "certain recognized environmental conditions." In an appropriate section, please expand to discuss the nature and extent of these conditions, including, if applicable, any amounts that the company intends or is obligated, to pay to remediate.

Ancillary Agreements, page 45

60.   We note your disclosure on page 45 that the company has or will enter into several ancillary agreements with International Paper as part of the acquisition transactions. However, we believe that your existing disclosure is insufficiently detailed. Accordingly, we request that you revise your disclosure to include; (1) a discussion of the fees payable under such agreements; (2) a more detailed discussion of the business nature and/or purpose of the agreement; (3) whether the agreements contain any restrictive provisions – such as exclusivity requirements, order minimums or maximums, etc.; and, (4) whether the terms are as equally favorable as would be given to an unrelated third party in an arm's length transaction.

61.   Please revise to clarify whether the company is assuming any outstanding options issued to Kraft Paper employees.

62.   We note your disclosure on page 45 that IP is licensing a certain patent to you. Please expand on this disclosure to address any and all patents that you will need to run your business following the acquisition, and clarify who will own these patents following the transaction. If IP will own the patents you need to run your business, please revise to discuss – including in the risk factors, the terms of any license agreements with IP and the affect that such royalties will have on your future profitability.

63.   Please advise who will be responsible for paying any relocation related expenses associated with the relocated employees referenced on page 49. In addition, please estimate the cost of these relocations.

64.   Please revise to more fully discuss the assumption of IP's obligations under collective bargaining agreements including, if necessary, a discussion of any pension obligations.

65.   Please explain the statement on page 49 that "except for any claim relating to fraud, IP has waived all rights against Stone to collect from Stone's trust fund" to clarify the scope and definition of "fraud" as used in this sentence.

66.   Please revise to clarify the meaning of the 3rd paragraph under "Financing" on page 50 beginning with "Subject to certain conditions …"

Acquisition Financing, page 52

67.   We note that the company plans to finance a portion of the purchase pricing using a senior secured credit facility. Please disclose the amount, or a range of amounts, that the company initially plans to borrow to finance its acquisition. In addition, please revise your management's discussion and analysis to address the impact that these borrowings will have on your interest expense and results of operations. For example, how are the mandatory redemption payments associated with the term loan calculated and how does this repayment impact your business plans, liquidity, and growth opportunities? Finally, we note that you are required redeem the term loan in certain circumstances. Please clarify these circumstances – for example, what is excess cash flow under the agreement – and discuss their impact on your future operations and ability to raise further capital.

68.   In the 4th bullet point on page 52 you indicate that the ability to borrow under the revolving credit facility "will be based on a specified percentage of advance rates on eligible accounts receivable and eligible inventory." Please revise to disclose these specified percentages and clarify the definitions of eligible accounts receivable and inventory.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

General

69.   We noted in the second paragraph on page 53 that your pro forma financial statements give effect to the transaction as if it had occurred on January 1, 2005. Tell us why it is appropriate to use January 1, 2005 versus April 15, 2005, Stone's date of inception. Please advise or revise your pro forma adjustments as necessary.

70.   We reviewed your pro forma income statement adjustments and it unclear how adjustments E, I, K, L and O are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or Kraft Paper

and that are not directly affected by the transaction should <u>not</u> be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

<u>Note B, page 57</u>

71.   We noted in arriving at the value of plant, property, and equipment (PP&E) you adjusted KPB's historical financial statements ($96,000, adjustment iv) as a result of an impairment charge by IP. It is not clear to us how this adjustment is appropriate. Please justify your accounting treatment and tell us how your allocation to PP&E is consistent with SFAS 141 (refer to paragraphs 35 through 38). Please advise or revise.

72.   Please revise to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information that you have arranged to obtain) and indicate when the allocation is expected to be finalized.

73.   Please revise to disclose the expected useful lives or amortization periods of significant assets (including other identified tangible and intangible assets) acquired in the purchase business combination.

74.   Since contingent consideration may be issuable, revise to disclose the terms of the contingent consideration and the potential impact on future earnings.

<u>Proposal IV: The Stone 2006 Incentive Plan Proposal, page 63</u>

75.   Please revise to disclose the meaning of "outside director" and clarify whether it is different from the term "independent director." If "outside director" draws its definition from Section 162(m) of the Internal Revenue Code, please state so.

76.   Please provide the tabular presentation required by Item 10(a)(2) to Schedule 14A or, alternatively, provide a detailed analysis as to why these amounts are not determinable, given that neither your management nor your board of directors will change following the acquisition.

Other Information Related to Stone, page 67

77.   The last sentence in the paragraph under "Offering Proceeds Held in Trust" indicates that the funds released from the trust account will be used for working capital purposes and that the trust account will be released to the company. However, it does not appear that you will have any residual from the trust account after paying the merger consideration. Please revise to clarify.

78.   Please revise your page 68 disclosure to indicate whether the company has received waivers from <u>all</u> "vendors and IP waiving any right, title interest or claim of any kind in or to any monies held in the trust account." If not, please disclose whether these parties have been paid already or disclose how much is owed to them. Also, please revise to clarify that IP has not waived any potential claims with respect to fraud by the company.

79.   We note your disclosure on page 68 that you will likely acquire additional office space in the event that the merger is consummated. In an appropriate section, please revise to discuss management's plans with respect to this – for example, will company management relocate or maintain its office in Illinois, how much space do they anticipate leasing and at what rates, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Stone, page 69

80.   Please provide more detailed disclosure about your expenses to date.

Liquidity and Capital Resources, page 69

81.   We note the existing long-term debt of Kraft Paper will not be assumed as part of the transaction. We also note as part of the transaction, a $60 million term loan and a $35 million revolving credit facility will be made available. Please revise to include a discussion of the annual cash outflow that will be required with these new credit facilities.

Information About KPB, page 71

82. In a separate section, please discuss any corporate services or other overhead items currently provided by IP – for example, corporate legal services, accounting services, sales, IT support, etc. This discussion should address, at a minimum, the nature of the services provided, the amount of costs typically allocated to Kraft Paper for these services – and whether these costs are lower, higher, or consistent with, what Kraft Paper will experience as a stand-alone entity. Also disclose how Kraft Paper will compensate for not having these services available post merger. Finally, please discuss any costs, including relocation costs, associated with the transfer of the corporate and administrative functions referenced on page 76 as being performed in Memphis.

83. Please explain the relevance of the last sentence in the second paragraph on page 71 that, "As a result, Roanoke Rapids produced …" It appears that the immediate prior sentence is discussing increased efficiency and product development resulting from your conversion project. Please explain how a decline in production of linerboard supports this prior statement.

84. Your page 72 discussion of the "Kraft Paper Market" indicates that two of the three markets for kraft paper have experienced market declines in the past five years. Please revise to more fully discuss these market declines – including five year, and year over year comparisons based on tonnage and/or total sales. Similar information should also be provided with respect to specialty converting products, the linerboard market and the dunnage bag market. In addition, please revise your "Factors Considered by the Stone Board in Approving the Acquisition" to indicate whether management considered the potential impact a declining market might have on the suitability of the acquisition.

85. Please explain your statement that "[t]he linerboard industry has benefited from consolidation and restructuring in recent years."

86. On page 72 you state your belief that "there is an opportunity to increase Roanoke Rapids' lightweight linerboard production by making certain strategic capital expenditures." However, the prior paragraphs appear to imply that IP's operating strategy shift, which included a conversion away from linerboard and toward kraft paper. Firstly, please advise if this is a correct understanding. Secondly, please elaborate on the opportunity available at Roanoke Rapids with respect to lightweight linerboard and discuss management's plans to pursue these opportunities. In this regard, we note the reference to "strategic capital expenditures." Please revise to address these items. Finally, please also address any costs associated with converting machines over to produce linerboard.

87.   Your discussion under "Business Strategy" on page 72 could use more specificity. Please revise to describe the size of the respective opportunities, the position of the company compared to its competitors and the company's plan to pursue these opportunities.

88.   We note your disclosure on page 73 that Smurfit-Stone Container Corporation accounted for 28% of your revenues in 2005. Your Form S-1 indicates that Mr. Stone was Chief Executive Officer and Mr. Kaplan was Vice President of Smurfit-Stone Container Corporation until 1999. In an appropriate section, please disclose this relationship or advise why no such disclosure is necessary. In addition, please confirm that Messrs. Stone and Kaplan have not been employed by, or otherwise affiliated with, Smurfit-Stone Container Corporation since 1999.

89.   In an appropriate section, please revise to clarify how much business will be done with IP following the merger based on any contractual commitments you have with them.

90.   Please revise to provide a greater discussion of the company's existing customer and supplier relationships. For example, on what terms does the company typically contract – fixed price/quantity, requirements, etc. Also, in an appropriate section, please discuss the risks associated with these contracts. By way of illustration only, if the company purchases fuel at market rates, what effect would a rise in fuel prices have on your profit margins?

91.   Please disclose the names of your coal and #6 fuel oil suppliers.

92.   Please disclose the names of the "two companies that account for the majority of North American inflatable dunnage production (based on annual bag production)." In addition, please disclose their respective market shares.

93.   In your discussion of the EPA's Cluster Rule regulations, you indicate that you are required to be compliant with these regulations by the April 2007 due date. Please revise to discuss, in further detail, the company's compliance plan – including whether compliance will limit product and/or require production shifts, and discuss the costs associated with future compliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations of KPB, page 77

94.   The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

95.   Please address, as applicable, how the acquisition will impact costs of sales and SG&A expenses for Kraft. It appears that such costs and expenses may increase since Kraft would no longer be affiliated with IP and have the ability to take advantage of economies of scale.

96.   Please provide more detailed explanations of your period to period comparisons, including discussions of significant line items, such as payroll expenses, etc., which aggregate into the figures you discuss currently.

97.   In an appropriate section please address the $103,000,000 impairment charge described in Note 13 to the Kraft financial statements to address the nature of the charge, whether Stone Arcade believes that their may be additional impaired assets at Kraft and the impact that these charges have, or may have, on the 80% requirement.

98.   We note your disclosure on page 77 that one of the reasons behind the IP conversion project was to "reduce overall facility production capacity in order to conform to newly implemented environmental regulations." Please expand on this disclosure, including your risk factors, to address how these regulations will limit your business, including your growth prospects going forward.

99.   A substantial portion of your "Business Overview" on pages 77-78, repeats your discussion under "Industry Overview" on pages 71-72. Please revise to eliminate any unnecessarily duplicative disclosure and ensure that each section appropriately addresses the securities law requirements.

100.   Please expand your discussion under Selling, General and Administrative Expenses on page 79 to further discuss the allocation methods used to allocate the expenses discussed in the prior sentences.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 79

101.   In your summary discussion you refer to several price increases which have allowed you to increase your unit sales. Please disclose whether your competitors have increased their prices by similar amounts and whether the company

experienced or is now experiencing, a decline in tonnage ordered, or a shift in product mix, as a result of the price increase. Please explain why the company was able to increase its prices during this period.

102. Please address the underlying reasons why sales volumes increased at your facilities during the three months ended March 31, 2006.

103. On page 79 you disclose that "Roanoke Rapids utilized available machine time to manufacture linerboard for IP's containerboard system." Please explain the meaning of this statement. For example, was this "excess capacity" or planned use? Do you contemplate having available machine time in the future?

104. Please reconcile your statements on page 79 concerning increased prices with your table on page 80 which shows a decline in average revenue per ton and per dunnage bag. In this regard we note your explanation that "pricing improvements were completely offset by a lower priced product sales mix." To the extent that this is a statement about the elasticity of the demand for your product, please include a risk factor describing any limitations on your ability to increase your revenues through price increases.

105. Please revise your discussion regarding your cost of sales to more fully explain the reasons why the costs of sales increased at Roanoke Rapids. Also, in light of your prior disclosures about increased productivity, please specifically address why the Roanoke Rapids cost of sales rose faster, as a percentage, than the revenues at that facility did.

106. Please revise to expand your discussion of the increase in operating profit.

107. Currently your presentation under "Costs and Expenses" which is presented by reportable segment, includes Roanoke Rapids, Ride Rite Converting, and Kraft Papers; however, elsewhere, for example under Net Sales, you only present information on Roanoke Rapids and Ride Rite Converting. Please advise us why the company has presented its information in this manner and, if appropriate, revise.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 81

108. Please explain the reference to the third quarter cost recovery price increase and quantify the extent of its impact on your revenues.

109. Please explain why 2005 represented an increase in operating days relative to 2004.

110.   Please explain the decline in market demand for linerboard and, given your stated plans, discuss whether demand for linerboard is expected to improve, stay flat, or decline further.

111.   On page 82 and elsewhere, you reference productivity improvements as support for various changes in your financial results. Please explain the productivity improvements undertaken by the company as well as how management monitors productivity.

112.   Please provide a more detailed explanation concerning the net sales increases and explain the changes in average revenue per ton and per dunnage bag.

113.   Please explain why you had a recovery boiler idled in March 2005 and, if applicable, discuss the on-going impact that this has on your business.

Cash Flows, page 88

General

114.   Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, inventory, accounts payable and accrued liabilities). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Contractual Obligations, page 89

115.   Please revise to further discuss your pension and other post retirement benefits as well as long term debt obligations and reconcile the information provided to your financial statements. In an appropriate section, please discuss what obligations the company is assuming pursuant to the acquisition agreement. In addition, please discuss the extent to which these obligations are, or will be, funded. In this regard, we note that Section 1.1(c)(iv) specifically excludes plan assets.

Security Ownership of Certain Beneficial Owners and Management, page 93

116.   For Fir Tree, Inc. please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

Executive Compensation, page 94

117. Please confirm the amount of out of pocket expenses reimbursed to date to members of your management. In addition, please disclose who approved these reimbursements on behalf of the company.

118. Item 8 to Schedule 14A requires disclosure of any information contemplated by Item 402 of Regulation S-K. Among those requirements, Item 402(h) requires disclosures concerning any employment contracts. Currently the company has not provided any disclosures concerning Item 402, presumably because no employment agreements have been entered into. However, given that your management and board of directors will remain the same in the event that the transaction is consummated, it would appear likely that the terms of any employment agreement are known or knowable at this time. Please revise to provide the disclosures required by Item 402 or provide a legal analysis supporting the exclusion of this information.

Stone Arcade Acquisition Corporation Financial Statements

General

119. Given that the offer and sale of the securities underlying the underwriter purchase option (UPO) included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why

you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

120.   In conjunction with the comment above, we note you have amended your warrant agreement on July 19, 2006, to include a sentence indicating, in no event will the warrants be net cash settled. Considering the warrant agreement included in your initial public offering did not specify any circumstances under which net-cash settlement is permitted or required, and the warrant agreement did not specify how it would be settled in the event that the company is unable to deliver registered shares, net cash settlement is assumed if the company is unable to deliver registered shares. These conditions would lead to liability classification of the warrants under the provisions of EITF 00-19. Accordingly, please revise your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through June 30, 2006.

Kraft Paper Interim Financial Statements

General

121.   Please revise your interim financial statements as necessary, to comply with comments below on your annual financial statements.

Kraft Paper Business Annual Financial Statements

Combined Statements of Operations, F-27

122.   Please revise to prominently disclose related party sales and costs on the face of this statement and provide any other disclosures required by Rule 4-08(k) of Regulation S-X.

Notes to Combined Financial Statements

Note 14 – Information by Industry Segment, F-38

123.   We noted your revenue concentration disclosures related to each segment. Consistent with the guidance set forth in SOP 94-6, *Disclosure of Certain Significant Risks and Uncertainties* and paragraph 39 of SFAS 131, disclosure of concentrations should include information that is adequate to inform users of the general nature of the risk associated with the concentration. Considering the aforementioned, please revise to your significant concentrations in accounts receivable for the periods presented, if any.

Other Regulatory

124.   Please update your financial statements in accordance with Rule 3-12 of
        Regulation S-X.

125.   Please revise your other Exchange Act reports to comply with the comments
        above, as applicable.

Annex A: Purchase Agreement

126.   Your purchase agreement makes references to several schedules which do not
        appear to have been filed. Please file these schedules or provide an analysis
        supporting their exclusion.

127.   We note that Section 1.1(b)(vii) excludes you from assuming certain contracts to
        which IP is a party. In an appropriate section, please revise to discuss what
        impact, if any, this will have on your business. For example, will you have to
        renegotiate a significant amount of customer agreements?

128.   Section 1.15(a) appears to require a certain level of capital expenditures. Please
        revise your document to discuss this requirement and the effect that it will have
        on your business. This revision should also address the operation of Section
        1.15(b).

129.   Please revise your filing to fully discuss Section 1.16.

130.   Please revise your document to discuss the Prophecy Environmental System
        referenced in Section 4.2

Form 10-Q, filed August 14, 2006

131.   In Exhibit 4.6 to your Form 10-Q you have filed a "Warrant Clarification
        Agreement" which purports to amend your warrant agreement pursuant to Section
        9.8 of the warrant agreement, dated August 17, 2005. The "clarification"
        provides that, "In no event will the registered holder of a Warrant be entitled to
        receive a net cash settlement or other consideration in lieu of physical settlement
        in shares of Common Stock if the Common Stock underlying the Warrants is not
        covered by an effective registration statement." Section 9.8 is limited, by its
        terms, to items that "shall not adversely affect the interests of the registered
        holders." The clarification appears to limit the warrant holders' interests, and
        therefore, it does not appear that the warrant agreement could be amended without
        the consent of the registered holders. In addition, your modifications have not
        addressed other applicable provisions – presumably Section 9.4, as well as the
        actual warrant certificates issued to the warrant holders, and the federal securities
        laws, all of which would appear to limit your ability to modify the terms of the

warrants in this manner. Please provide a detailed legal analysis, citing applicable cases and statutory provisions, supporting your ability to amend the warrant agreement as provided in the warrant clarification agreement. Please include an analysis as to whether or not the amendment would be considered an offer or sale of a new security under the federal securities laws which would require registration or reliance upon an applicable exemption. We may have further comment.

Form 8-K, filed June 27, 2006

132.   Please provide the staff copies of any transcripts, etc. of the presentations referred to in your Form 8-K. In addition, please reconcile the disclosures contained in Exhibit 99.1 to your Schedule 14A.

133.   Please clarify if the company deems the slide show included as Exhibit 99.1 to be a solicitation under Rule 14a-1(l) and state the legal reasoning behind your conclusion. If the company is relying on Rule 14a-12 for this communication then please analyze how the communication complied with the applicable rules – including "a description of their direct or indirect interests."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Fran Stoller
       Fax # 212-214-0706